United States securities and exchange commission logo





                             January 19, 2021

       Jude Bricker
       Chief Executive Officer
       Sun Country Airlines Holdings, Inc.
       2005 Cargo Road
       Minneapolis, MN 55450

                                                        Re: Sun Country
Airlines Holdings, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
22, 2020
                                                            CIK No. 0001743907

       Dear Mr. Bricker:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 22, 2020

       Prospectus Summary, page 1

   1. Where you make qualitative statements about your business during the COVID-19 pandemic, please
provide objective support or identify the statements as your belief. For example, beginning on
page 1, you make the following statements:

                                                              "In addition, low
cost, leisure focused carriers, similar to Sun Country, have been more resilient
during economic downturns, including the current COVID-19 induced downturn, when
compared to business-travel-focused legacy carriers."
                                                              "While all
scheduled service airlines were negatively impacted by the COVID-19 induced industry
downturn, low-cost leisure focused airlines, such as Sun Country
 Jude Bricker
FirstName  LastNameJude   Bricker
Sun Country  Airlines Holdings, Inc.
Comapany
January 19,NameSun
            2021      Country Airlines Holdings, Inc.
January
Page 2 19, 2021 Page 2
FirstName LastName
              Airlines, outperformed business-travel-focused legacy network airlines."

         In addition, please clarify your references to "more resilient" and "outperformed" in connection with such statements.
COVID-19 Induced Downturn, page 3

2. Your disclosure at the beginning of this section briefly states that you "were not unaffected by this downturn" but then focuses on how you mitigated the impact of
         COVID-19 "better than any other large U.S. passenger airline." Please briefly discuss in this section the adverse impact of the pandemic on your business, operating results, financial condition and liquidity. For example, we note your disclosure on page 4 that your financial and operating results and business operations for your scheduled service and charter businesses have been materially and adversely impacted by COVID-19, which impact is likely to continue during the duration of the pandemic. We also note your related risk factor disclosure on pages 23-25, and your discussion on page 76 regarding trends and uncertainties related to the pandemic.
3. We note your statement that "[d]uring 2020, we generated higher operating income margins than any other mainline U.S. passenger airline while being the only mainline U.S.
         airline to also have positive pre-tax income margins." Please balance this disclosure to address whether such positive margins were due to your charter and cargo businesses as opposed to your passenger business. In addition, please clarify, if true, that such statement is based on results through the third quarter of 2020 only. We note your related tabular presentation on page 4.
Prospectus Summary
COVID-19 Induced Downturn, page 3

4. We note your presentation of the bar graph on page 4 showing operating income margin for yourself and eight other airlines and the explanation you provide in footnote 1 which
         indicates that you have adjusted the results of your competitors    to
remove identified one-
         time items such as asset sales, impairment charges and non-cash stock compensation
         expense.    Tell us your basis for presenting this information for the other airlines and
         clarify how you derived the operating income margin and ensured consistent calculation of the margin for each of them.
5. Further to the above, we note from your disclosure on page 123 that you also consider
         Hawaiian Airlines to be a key competitor. Please clarify why this airline is not presented in your bar graph on page 4.
Prospectus Summary
Our Competitive Strengths, page 4

6. We note your disclosure on page 7 that your Adjusted CASM declined from 7.80 cents for the year ended December 31, 2017 to 6.31 cents for the year ended December 31, 2019,
 Jude Bricker
FirstName  LastNameJude   Bricker
Sun Country  Airlines Holdings, Inc.
Comapany
January 19,NameSun
            2021      Country Airlines Holdings, Inc.
January
Page 3 19, 2021 Page 3
FirstName LastName
         and your disclosure that Adjusted CASM for all U.S. airlines increased in 2020 as a result of the COVID-19 induced downturn. Please balance your disclosure in this section to disclose your Adjusted CASM for the nine months ended September 30, 2020. We note your related disclosure on page 21.
Our Competitive Strengths
Tactical Mid-Life Fleet with Flexible Operations, page 5

7.       We note your statement that you    maintain low aircraft ownership
costs by purchasing
         mid-life Boeing 737-800 aircraft, which have a lower purchase price, when compared to new Boeing 737 aircraft, that more than offsets their moderately higher operating costs.
         However, we note in your prior submission a statement that    Older
aircraft on average
         require higher ongoing maintenance and repair costs," which provided a more balanced perspective of the ownership of mid-life versus new aircraft. Describe the assumptions underlying your statement that your lower aircraft purchase price more than offsets the
            moderately higher    operating costs to support the revised
disclosure.
Prospectus Summary
The Offering, page 14

8. Where you discuss your dividend policy on page 15, please also disclose the prohibition on dividends imposed by the CARES Act Loan Agreement. Use of Proceeds, page 64

9. We note that you intend to allocate your proceeds for general corporate purposes and
         "anticipate using a significant portion...to implement [your] growth strategies and generate funds for working capital." If more detailed information is known regarding plans for the proceeds, please revise this section accordingly. In this regard, we note your disclosure on page 9 regarding your focus, following the end of the COVID-19 pandemic to "grow
         [your] passenger aircraft fleet" and initiatives to convert to an "owned (versus leased)
         model for aircraft ownership" as well as your risk factor disclosure on page 59 indicating that you may invest the proceeds in "short-term, investment-grade, interest-bearing securities."
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 90

10. We note from your response to prior comment 6 that you believe the presentation of
         Adjusted EBITDAR is    useful information for investors since it is
utilized by the
         Company   s management for measuring the Company   s financial
performance excluding
         the cost of its legacy operating leased aircraft.    However, you also
state on page 91 that
            Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense that is
         necessary to operate [y]our business.    Because of this limitation,
Adjusted EBITDAR
 Jude Bricker
FirstName  LastNameJude   Bricker
Sun Country  Airlines Holdings, Inc.
Comapany
January 19,NameSun
            2021      Country Airlines Holdings, Inc.
January
Page 4 19, 2021 Page 4
FirstName LastName
         should not be referred to as a performance measure. Therefore, revise your disclosure to refer to Adjusted EBITDAR solely as a valuation measure and to further emphasize the limitations of its use.
Adjusted CASM, page 93

11. Where you provide a discussion of Adjusted CASM, please revise to include discussion of the most directly comparable GAAP measure of CASM with equal or greater prominence.
         Refer to Item 10(e)(1)(i)A of Regulation S-K and Question 102.10 of the Compliance and
         Disclosure Interpretation of Non-GAAP Financial Measures.
Financial Statements
Consolidated Statements of Cash Flows, page F-7

12. Tell us the nature of the amounts presented in the line item Reduction of Operating Lease
         Right-of-Use-Assets in the statements of cash flows for the year ended December 31,
         2019 and the nine months ended September 30, 2020 and 2019. In your response, address why these amounts are classified as cash flows from operating activities.
Notes to Consolidated Financial Statements
Note 1. Company Background
Amazon Agreement, page F-9

13. Please clarify the following as it relates to the description of terms in the contract with
         Amazon.com Services, Inc. (   Amazon   ):

                You indicate that Amazon will supply the aircraft to be used to provide the air cargo services. However, we also note disclosure on page 128 that indicates you will sublease the aircraft directly from Amazon. Revise your disclosure to explain how you will account for the sublease of the aircraft under this agreement;

                With regard to the reimbursement of expenses by Amazon under this agreement, we
              note disclosure on page F-57 which states that    Revenues for
items that are
              reimbursed through airline service agreements, including consumption of aircraft fuel, are generally recognized net, as the costs are incurred. Based on this disclosure, it is not clear whether the reimbursement of such costs is recognized as revenue or recognized as an offset to the costs incurred. Clarify how you account for reimbursed costs under this agreement and provide reference to the relevant accounting guidance you relied upon;

                We note that a component of the fee you receive under this agreement is based on a set rate per cycle and block hour flown. However, we note only the definition of
              "block hours" is provided in the Glossary of Terms on page iii. Revise to provide the definition of "cycle" as well; and
 Jude Bricker
Sun Country Airlines Holdings, Inc.
January 19, 2021
Page 5
             Expand your disclosure, where applicable, to describe how you determined that the fair value of the Amazon warrants as of December 31, 2019 was $139.43 per share.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                          Sincerely,
FirstName LastNameJude Bricker
                                                          Division of
Corporation Finance
Comapany NameSun Country Airlines Holdings, Inc.
                                                          Office of Energy &
Transportation
January 19, 2021 Page 5
cc:       Brian M. Janson, Esq.
FirstName LastName